

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 9, 2007

Mr. Roy G. Warren
Chief Executive Officer
Bravo! Brands Inc.
11300 US Highway 1
North Palm Beach, Florida 33408

> **Re: Bravo! Brands Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 29, 2006**
> **File No. 333-139742**

Dear Mr. Warren:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response dated February 1, 2007 to our letter dated January 24, 2007. Please disclose in the prospectus the responses to prior comments 1, 2, 5 and 7-11. With respect to your response to the second paragraph of comment 2,

we note your net proceeds number of $27,725,704. Please subtract from this number the $7,928,413 total possible payments to the selling shareholders, which will result in disclosure of the net proceeds that is net of total possible payments. With respect to your comment number 5, please disclose the table set forth on page 17 of your response letter, rather than the table set forth on page 18 that corresponds to your footnote to comment 5. Finally, with respect to comment 7, please also include a column that discloses the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders.

2. It appears that the significant amount of shares being registered on behalf of the selling shareholders suggests that your continuous offering is in fact a direct primary offering. Accordingly, such an offering would need to meet the requirements of Rule 415(a)(1)(x) under the Securities Act as opposed to Rule 415(a)(1)(i) under the Securities Act that you are currently relying upon for your continuous offering. In order to avail yourself of Rule 415(a)(1)(i) for the offering, please reduce the number of shares you are registering on behalf of the selling shareholders.

3. You have registered both common stock underlying the Series B Warrants and common stock underlying the notes. Since you will issue common stock underlying the Series B Warrants or common stock underlying the notes, but not both, please provide us a basis for registering more shares of common stock than will ever be issued with respect to these securities. You may wish to register only the common stock underlying the notes and this time, and if you redeem the notes after effectiveness of the registration statement, file a post-effective amendment to the registration statement explaining that the common stock would be issued under the Series B Warrants rather than under the notes.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: M. Ross